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                          May 11, 2023

       Martin Mackay, Ph.D.
       Chief Executive Officer
       Rallybio Corp
       234 Church Street, Suite 1020
       New Haven, CT 06510

                                                        Re: Rallybio Corp
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2023
                                                            File No. 333-271748

       Dear Martin Mackay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Zach Blume